Filed pursuant to Rule 433
Registration No. 333-189815
July 29, 2015

CANADIAN PACIFIC RAILWAY COMPANY

Pricing Term Sheet

Issuer:	Canadian Pacific Railway Company

Expected Ratings:*	Moody’s: Baa1
S&P: BBB+

Pricing Date:	July 29, 2015

Settlement Date:	August 3, 2015 (T+3)

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2016

Title:	3.700% Senior Notes due 2026	4.800% Senior Notes due 2045

Principal Amount:	$250,000,000	$550,000,000

Maturity Date:	February 1, 2026	August 1, 2045

Coupon:	3.700%	4.800%

Benchmark Treasury:	2.125% due May 15, 2025	2.500% due February 15, 2045

Benchmark Treasury Price / Yield:	98-17+ / 2.291%	89-26 / 3.024%

Spread to Benchmark Treasury:	+145 basis points	+180 basis points

Yield to Maturity:	3.741%	4.824%

Price to the Public:	99.647% of the principal amount	99.622% of the principal amount

Optional Redemption Provisions:

Make-whole Redemption	Prior to November 1, 2025, (the date that is 3 months prior to the maturity date of the 2026 Notes), optional redemption in whole or in part at any time at redemption prices equal to the greater of 100% of the principal amount of the notes being redeemed and a make-whole redemption price determined by using a discount rate of the Treasury Rate plus 25 basis points, plus, in each case, accrued and unpaid interest to the redemption date	Prior to February 1, 2045, (the date that is 6 months prior to the maturity date of the 2045 Notes), optional redemption in whole or in part at any time at redemption prices equal to the greater of 100% of the principal amount of the notes being redeemed and a make-whole redemption price determined by using a discount rate of the Treasury Rate plus 30 basis points, plus, in each case, accrued and unpaid interest to the redemption date

Par Redemption	On or after November 1, 2025 (the date that is 3 months prior to the maturity date of the 2026 Notes), optional redemption in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date	On or after February 1, 2045 (the date that is 6 months prior to the maturity date of the 2045 Notes), optional redemption in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date

Change of Control:	At 101% of principal, plus accrued and unpaid interest to the repurchase date	At 101% of principal, plus accrued and unpaid interest to the repurchase date

CUSIP/ISIN: Denominations:	13645R AT1 / CA13645RAT10 $2,000 and integral multiples of $1,000 in excess thereof	13645R AU8 / CA13645RAU82 $2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Co-Managers:	BMO Capital Markets Corp.
CIBC World Markets Corp.
Scotia Capital (USA) Inc.
National Bank of Canada Financial Inc.
SMBC Nikko Securities America, Inc.

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, RBC Capital Markets, LLC toll free at 1-866-375-6829 and Wells Fargo Securities, LLC toll free at 1-800-645-3751.

This pricing term sheet supplements the preliminary prospectus supplement issued by Canadian Pacific Railway Company on July 29, 2015 relating to its prospectus dated July 11, 2013.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

2